

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-Mail</u>
Jeffrey Rassas
Chief Executive Officer
Crown Dynamics Corp.
8399 E. Indian School Rd., Suite 202
Scottsdale, AZ 85251

> **Re: Crown Dynamics Corp.**
> **Amendment no. 4 to Form 8-K**
> **Filed July 27, 2012**
> **File No. 333-169501**

Dear Rassas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please file all amendments under the correct file number, which is the file number used with the original 8-K to which this amendment relates.

<u>Item 1. Business, page 3</u>

2.   We note your discussion of the status of your product in this section and your statement on page 4 that you plan to be moving forward for production by Fall 2012. However, we note press releases disseminated by you on February 2, 2012, February 7, 2012, February 16, 2012, March 2, 2012 and March 6, 2012 which indicates full commercialization and sales of your product. Please explain to us the cause of this discrepancy.

Regulations, page 4

3.   We note your response to prior comment 2. Please revise further to clarify the research you conducted in order to determine that your GPS unit and the type of bandwidth it uses is not regulated by the FCC. Additionally, we note your response that you have not been able to devote the proper research to determine the approval process, timeline and effect of FDA approval on your business. However, as required by Item 101 of Regulation S-K, please revise your disclosure to discuss the effect of existing and probable governmental regulations on your business, including necessary approvals from the FDA. In addition, please add risk factor disclosure that highlights the fact that you are unable to devote necessary resources to ensuring regulatory applicability to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail): Luke C. Zouvas, Esq.
                Zouvas Law Group, P.C.